Exhibit (a)(1)(G)

The following is an English translation of an excerpt from technical instructions provided on behalf of BCP Crystal Acquisition GmbH & Co. KG to German depositary banks, containing suggested text to be included in cover letters sent by such depositary banks to their clients. This notice was provided in the German language only. This English translation is provided solely for purposes of filing with the Securities and Exchange Commission.

[Recommendation for the text of a cover letter to be sent by depositary banks]

Voluntary public takeover offer of BCP Crystal Acquisition GmbH & Co. KG for all outstanding registered ordinary shares of Celanese AG

February 2, 2004

Dear Shareholder,

BCP Crystal Acquisition GmbH & Co. KG has on February 2, 2004 published the Tender Offer Document regarding its voluntary public takeover offer for all outstanding registered ordinary shares of Celanese AG (“Celanese shares”) at an offer price of EUR 32.50 per share in cash.

Please find further information regarding the takeover offer in the enclosed summary of the offer, taken from the Tender Offer Document. The entire Tender Offer Document, which contains the complete conditions of the takeover offer and is the legally binding basis for the offer, will be mailed to all shareholders listed in the share register of Celanese AG. Please read the entire Tender Offer Document before you make any decision regarding the tender of your Celanese shares, because it contains important information regarding the offer.

If you do not receive the entire Tender Offer Document, you may obtain it free of charge by calling the information hotline that has been established for this offer at 00-800-7710-9970 (toll-free in Germany), 00-800-7710-9971 (toll free in the EU), 1-877-750-5836 (toll free in the US and Canada) or 1-646-822-7403 (all others, call collect). You may also call the information hotline if you have any questions about how to tender your Celanese shares or other questions about this offer.

The acceptance of this takeover offer is free of brokerage fees and similar expenses for all Celanese shareholders that hold their Celanese shares in custody in Germany.

We have enclosed with this letter an acceptance form and a prepaid return envelope. If you wish to accept this offer, please send or return your acceptance form as soon as possible to the branch office where your Celanese shares are held. Your instructions must be received no later than March 15, 2004.

The acceptance period for this takeover offer will expire on March 15, 2004, at 24.00H Central European Time, 6:00 p.m. New York City time, unless the acceptance period is extended. The acceptance period may only be extended in limited circumstances, described in more detail in the Tender Offer Document. If the acceptance period is extended, publication of such extension will be made in accordance with German law, as described in the Tender Offer Document, and by a public announcement thereof in the U.S., which will be made no later than 9:00 a.m., New York City time, on the U.S. business day following the scheduled expiration of the acceptance period.

Kind regards

[depositary bank]